Exhibit 99.208

NexTech AR Acquires Fast-Growing Profitable Amazon eCommerce Launch Platform

Software Platform Positioned to Profit from Exponential Growth in eCommerce and Augmented Reality

Vancouver B.C. –September 9th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that it has acquired fast-growing eCommerce software platform Next Level Ninjas. Next Level Ninjas matches brands and product testers on it’s VIP Product Testers site, helping brands gain business momentum. The platform works across multiple eCommerce platforms including Amazon, eBay, Shopify, Walmart, Jet and Etsy. It services nine Amazon marketplaces: US, CA, JP, AU and five EU marketplaces: UK, DE, FR, IT, ES.

By acquiring this Amazon eCommerce launch platform NexTech is now able to tie together its augmented reality (AR) offerings for eCommerce into one offering, creating a complete AR eCommerce ecosystem. The Next Level Ninja platform appeals to millions of eCommerce brands looking to gain business momentum on Amazon, eBay, Shopify, Walmart, Jet and Etsy. The company plans on integrating into the platform both it’s WebAR and its 3D/AR ad network, creating an AR technology-driven one-stop-shop. This acquisition represents the company’s sixth acquisition since 2019 and the company’s second in 2020.

Established in 2019, Next Level Ninjas has experienced both dramatic organic growth and an attractive gross profit margin of 85%. In the month of August alone the business generated $40,000 in operating profit, implying a projected 12-month profit run rate of $480,000, which assumes zero growth post acquisition. The acquisition is an all cash asset purchase agreement with a purchase price of $720,000. The company is working with its marketing team to drive significant growth in the coming year as more and more businesses move online and sell goods on Amazon, eBay, Shopify, Walmart, Jet and Etsy. Evan Gappelberg, CEO of NexTech comments, “This acquisition adds even more revenue and earnings potential to our fast growing AR eCommerce business. The Next Level Ninja platform is the perfect fit for us, allowing us to cross-sell our AR for eCommerce, which is in one of the pandemic economy’s sweet spots. We see a global growing demand for Ninja’s innovative and fully compliant matching platform that helps interested buyers find amazing new products to test, review, and share on social media. Now that our marketing team is behind Next Level Ninja millions of eCommerce sites will be introduced to the platform, setting the stage for the business to grow exponentially.”

“I believe that Next Level Ninja for eCommerce can quickly be a multi-million dollar business and be as big a driver of revenue and cash flow as our Jolkia acquisition,” said Gappelberg. “It’s a very exciting time for us as we continue to look for accretive strategic acquisitions and keep hiring more talent to keep up with the ever growing demand of NexTech’s product offerings. We are uniquely diversified and positioned in the fastest growing business segments of the global economy including AR, eCommerce, video conferencing, virtual events, and 3D/AR advertising.”

Recent Company Highlights in 2020:

August 27, 2020: Carnegie Mellon University has chosen NexTech’s InfernoAR platform for a virtual series beginning September 2020.

August 25, 2020 Q2 2020 highlights:

●	Revenue grows 290% to $3.5 million
●	Gross Profit grows 484% to $2.1 million with a 61% margin
●	Working Capital of $5.6 million
●	Total Bookings $3.7 million

August 20, 2020 – Company issued 2,035,000 units of the Company at a price of $6.50 per Unit for gross proceeds of $13,227,500. The Offering was led by Mackie Research Capital Corporation as sole agent and sole bookrunner

August 11, 2020: Company announced that it has begun a major expansion of its AR eCommerce business. In the past 60 days the company has signed new distributor deals with major brands such as Dyson, Philips Norelco, Mr. Coffee, VitaMix, MetroVac, Breviel, and Cusinart. These new distribution deals position the company to take full advantage of the new SFH (shop from home) paradigm shift in eCommerce as well as leverage its full augmented reality technology stack into these brands, which includes its WebAR, ARitize360 app and its 3D/AR advertising network. The company expects these new products to have a significant impact on future revenues.

July 30, 2020: Ryerson University, a globally recognized leader in higher education with over 46,000 students, has partnered to launch RALE, the Ryerson Augmented Learning Experience platform, based on NexTech’s InfernoAR. The technology license agreement has an initial value of $250,000 with the potential for more revenue tied to additional AR services.

July 17, 2020: The company launched a new immersive video conferencing software called ScreenAR.

July 13, 2020: The company is launching a new video conferencing software into its InfernoAR platform (September 2020). The new video conferencing features will integrate collaborative classroom learning, one-to-one networking and traditional video conferencing directly into the platform letting users seamlessly launch and manage both collaborative experiences and large audience events directly from InfernoAR.

July 8, 2020: The company is pleased to announce that it has filed to uplist its stock to the Nasdaq Capital Market.

July 2, 2020: Hired Arnaud Amet as Director of Sales for Europe. Mr. Amet, situated in Paris, France, comes from regional and global sales and marketing roles in Microsoft (MSFT) where he worked for over a decade ending in 2015. He also has significant experience with his own startup in sales and marketing of AR/VR to large brands partnering with Facebook (FB), Huawei and Microsoft.

June 18, 2020: Company announces that it has signed a partner supplier agreement with BDA, LLC. BDA Sports will be using the InfernoAR virtual event platform for their signature annual Think Tank 2020 program for teams in NHL, NBA, MLB, and NFL.

June 10, 2020: Company signed a partner agreement and contract to provide its InfernoAR Virtual Events platform services to Skybridge World Dubai clients. Skybridge is a leading events, exhibition and marketing solutions provider to global corporations whose clients include Emirates Glass, IBM, Lilly, Henkel, Amgen and many others. NexTech and Skybridge have already solidified their partnership and signed up their first customer, Bohringer Ingelheim.

June 4, 2020: The company launched its new ARitize360 app, now live and available for a FREE download on both iOS and Android. The app’s 3D scan technology will add to the revenue-generating power of its AR eCommerce solution and its recently launched 3D/AR advertising platform.

June 1, 2020: CEO Evan Gappelberg purchased 100,000 shares. It was reported that on 5/5/2020 he purchased 929,885 common shares of NexTech common stock, his fourth buy for the year 2020.

May 22, 2020: The company announced very positive results for its recently launched 3D/AR Ad Network which went live on February 4th 2020. Using the company’s 3D/AR ads resulted in a 300% increase in sales conversions, a 32% increase in click-through-rate (CTR) and a 23% lower cost per click than traditional 2D ads.

May 14, 2020: Q1 Revenue grows 177% to $2.5 million, Gross Profit grows 267% to $1.3 million, Working Capital of $3.5 million.

May 12, 2020: InfernoAR platform integration with all major video platforms including its previously announced integration with Zoom, Microsoft Teams, Skype, and new integrations with Cisco Webex, BlueJeans, Google Hangouts, Google Meet, and GoToMeetings. These critical integrations continue to extend the capabilities of the platform, broaden the utility of the platform and help end-users become even more productive while using the platform.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.